January 29, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER UPDATES MINERAL RESOURCE ESTIMATES
AT THE GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”, the “Company") announces an updated Mineral Resource Estimate at the Company's wholly-owned Guanajuato Mine Complex (“GMC”) in Guanajuato, Mexico, including updates on the Guanajuato (“GTO”) and San Ignacio (“SI”) Mines and the El Horcon Project. The updated Mineral Resource Estimate does not include the most recent drill results at San Ignacio and the discovery of high grade silver-gold mineralization to the south of the existing resource block (see news releases Oct. 30, 2014 and Jan. 27, 2015). This new data will be the subject of a further resource update later this quarter.

Highlights of the updated Mineral Resource Estimate are as follows:

  Updated Measured and Indicated (“M&I”) mineral resources at the producing operations of the GMC (Guanajuato and San Ignacio Mines) comprise 349,700 tonnes at a grade of 260g/t silver (“Ag”) and 3.32g/t gold (“Au”), containing 5,558,000 silver equivalent ounces (“Ag eq oz”), using various silver equivalent (“Ag eq”) cut-offs in the different mineralized zones.
  Inferred mineral resources at the producing operations of the GMC are estimated to comprise 451,900 tonnes at a grade of 147g/t Ag and 3 .34g/t Au, containing 5,556,500 Ag eq oz. Different cut-off grades were used for the mineralized zones as indicated in the tables below. Including the non-producing El Horcon Project, Inferred resources comprise 601,100 tonnes at 130g/t Ag and 3.38g/t Au, containing 7,637,700 Ag eq oz.

“This latest Mineral Resource Estimate for the GMC represents a 37% increase in Measured and Indicated Resources despite the impact of much higher cut-off values due to the decline in metal prices in 2014. In addition, we expect a resource update before the end of the quarter from the recent drilling completed at San Ignacio,” stated Robert Archer, President & CEO. “We have also increased our 2015 drilling budgets for both San Ignacio and Guanajuato. This will allow us to further delineate the recently discovered high grade mineralization at San Ignacio and increase our confidence in the deep resources at the Guanajuato Mine.”

The 2014 Guanajuato Mine Mineral Resource Estimate contains Measured and Indicated mineral resources of 3,757,800 Ag eq oz including 3,190,300 Ag eq oz in the Measured category and 567,500 Ag eq oz in the Indicated category. Inferred mineral resources are estimated at 1,782,200 Ag eq oz. These are all contained within the Cata Clavo (seven zones), Los Pozos (two zones), Santa Margarita, San Cayetano, Promontorio, Valenciana (five zones) and Guanajuatito (five zones) areas. The Guanajuatito (“GTTO”) area has been expanded with the addition of the Intermediate zone located in the foot wall to the GTTO hanging wall zone. Resources in the Santa Margarita and Cata areas have also been increased.

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Mining of the Cata, Los Pozos, Santa Margarita and Guanajuatito areas currently accounts for most of the Guanajuato metal production. This updated mineral resource will help in guiding development and improving grades at the mines. Underground drilling has resumed in 2015 with three drill rigs to delineate new resources on the upper extensions of Los Pozos SE and Santa Margarita, and the up-dip and northwest extensions of the Cata Clavo zones.

Summary Table of 2014 Mineral Resource Estimate for the Guanajuato Mine Complex¹

MEASURED & INDICATED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
SI (Indicated only)	129,200	169	700,200	3.75	15,580	433	1,800,200
GTO (Measured)	184,500	309	1,832,500	3.24	19,780	538	3,190,300
GTO (Indicated)	36,000	335	387,900	2.20	2,540	490	567,500
Total M & I	349,700	260	2,920,600	3.32	37,900	494	5,558,000
INFERRED
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
SI	288,300	173	1,600,200	3.32	30,790	407	3,774,300
GTO	163,600	101	532,600	3.37	17,710	339	1,782,200
SI & GTO Inferred	451,900	147	2,132,800	3.34	48,532	382	5,556,500
El Horcon²	149,200	78	375,300	3.51	16,830	434	2,081,200
Total Inferred	601,100	130	2,508,100	3.38	65,330	395	7,637,700

¹ All Mineral Resource Estimates used an effective date of July 31, 2014 and all used a metal price outlook of $17.00/oz silver and $1,200/oz gold.
² Silver equivalent calculations for El Horcon include lead content but not zinc as the zinc would not be recovered in the Guanajuato plant (see table below for lead content). Recoveries and smelter terms are also factored into the calculation.

The 2014 San Ignacio Mine Mineral Resource Estimate contains 1,800,200 Ag eq oz in the Indicated category, in the Intermediate and Melladito veins. Inferred mineral resources are estimated at 3,774,300 Ag eq oz and are contained in the Intermediate, Melladito, Nombre de Dios and Nombre de Dios II veins. Recent surface drilling at San Ignacio has discovered that the Intermediate and Melladito veins merge, just south of the aforementioned resource block, into a thicker, higher grade lens of silver-gold mineralization. The data from this program are presently being compiled, interpreted and modelled, and a new San Ignacio Mineral Resource Estimate will be announced in the first quarter 2015.

Mining at San Ignacio in 2014 was focused on the Intermediate vein and, to a lesser degree, the Melladito vein. As the two merge to the south, the single vein will retain the Melladito name. Underground drilling in 2015 will be focused on improving the classification of the resource on this new zone, while surface drilling will test the depth and strike continuity of all veins.

The 2014 Mineral Resource Estimate for the El Horcon Project (see table below) includes only the Inferred classification of 149,200 tonnes containing 374,200 oz silver, 16,840 oz gold, 9,275,000 lbs lead, and 13,024,500 lbs zinc. There has been no additional drilling since 2013 and the resource update reflects only updated metal pricing, which resulted in a 7% decrease compared to the previously reported mineral resource. The El Horcon Project is not in production and the Company has no specific plans to advance the project in 2015 except by completing various environmental permitting that is already underway.

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Overall, from the last Mineral Resource Estimate (effective date July 31, 2013), the Measured and Indicated classification increased by 37% (+1,487,900 Ag eq oz), while the Inferred mineral resource decreased by 22% (-2,206,250 Ag eq oz). Part of the difference is due to the conversion of Inferred Resources to M&I at GTO and SI. Management is committed to maintaining or increasing mineral resources at the Guanajuato Mine Complex, and has increased the drilling budget for 2015.

The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The mineral resource estimate was completed by Robert Brown, P. Eng. and Company, Q.P.

San Ignacio Mine: Mineral Resource Estimations and Contained Silver, Gold and Silver Equivalent

INDICATED
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	107,883	184	638,033	3.95	13,713	463	1,606,183
Melladito	21,310	91	62,196	2.73	1,867	283	194,026
Total Indicated	129,200	169	700,200	3.75	15,580	433	1,800,200
INFERRED
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	118,298	212	804,685	3.14	11,943	433	1,647,869
Melladito	15,498	85	42,322	2.67	1,330	273	136,215
Nombre de Dios	68,060	108	235,833	3.01	6,596	321	701,489
Nombre de Dios II	86,441	186	517,391	3.93	10,925	464	1,288,694
Total Inferred	288,300	173	1,600,200	3.32	30,790	407	3,774,300

Notes:
1.	All Mineral Resource Estimates used an effective date of July 31, 2014 and all used a metal price outlook of $17.00/oz silver and $1,200/oz gold.
2.	246g/t Ag Eq Cut-off.
3.	Mill recoveries 83% silver and 85% gold.
4.	Silver equivalent was calculated using a 70.6 to 1 ratio of gold to silver value.
5.	Rock Density for Intermediate and Melladito is 2.63t/m³, Nombre de Dios is 2.61t/m³, and Nombre de Dios II is 2.62t/m³.
6.	Totals may not agree due to rounding.
7.	Grades in metric units.
8.	Contained silver and gold in troy ounces.
9.	Minimum true width 1.5m.

Guanajuato Mine: Mineral Resource Estimations and Contained Silver, Gold, and Silver Equivalent

MEASURED
Area	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag Eq (g/t)	Ag Eq (oz)
Cata	55,932	444	798,886	1.88	3,919	577	1,036,929
Pozos	57,280	374	688,769	1.64	3,012	490	901,465
Guanajuatito	15,342	387	190,758	1.83	903	516	254,514
Santa Margarita	55,600	86	152,956	6.65	11,894	555	992,822
San Cayetano	376	91	1,104	4.01	48	375	4,528
Total Measured	184,500	309	1,832,500	3.24	19,780	538	3,190,300

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INDICATED
Area	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag Eq (g/t)	Ag Eq (oz)
Cata	12,832	429	176,862	1.77	728	553	228,315
Pozos	5,849	246	46,301	1.26	237	335	63,060
Guanajuatito	8,321	443	118,387	1.82	487	571	152,745
Santa Margarita	8,898	161	45,991	3.76	1,076	426	121,931
San Cayetano	117	87	326	4.04	15	372	1,399
Total Indicated	36,000	335	387,900	2.20	2,540	490	567,500
MEASURED & INDICATED
Area	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag Eq (g/t)	Ag Eq (oz)
Cata	68,764	441	975,749	1.85	4,648	572	1,265,244
Pozos	63,129	362	735,070	1.60	3,250	475	964,525
Guanajuatito	23,663	406	309,145	1.83	1,390	535	407,259
Santa Margarita	64,498	96	198,947	6.26	12,970	538	1,114,753
San Cayetano	493	90	1,431	4.02	64	374	5,927
Total M & I	220,500	313	2,220,300	3.07	22,300	530	3,757,700
INFERRED
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag Eq (g/t)	Ag Eq (oz)
Cata	4,778	445	68,318	2.37	364	612	93,987
Pozos	2,534	300	24,435	0.76	62	353	28,765
Guanajuatito	355	319	3,649	2.07	23	465	5,308
Santa Margarita	7,515	15	3,715	6.57	1,587	479	115,711
Valenciana	22,676	176	128,205	3.84	2,799	447	325,823
Promontorio	100,553	70	225,692	3.07	9,939	287	927,266
San Cayetano	25,172	97	78,578	3.62	2,934	353	285,336
Total Inferred	163,600	101	532,600	3.37	17,700	339	1,782,200

Notes:
1.	All Mineral Resource Estimates used an effective date of July 31, 2014 and all used a metal price outlook of $17.00/oz silver and $1,200/oz gold.
2.	Ag eq cut-off for Cata is 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.
3.	Silver equivalent was calculated using a 70.6 to 1 ratio of gold to silver value.
4.	Rock Density for all veins is 2.68t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	Contained silver and gold in troy ounces.
8.	Minimum true width 1.5m.

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El Horcon Project: Mineral Resource Estimations and Contained Silver, Gold, Lead, and Zinc

INFERRED
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Pb (%)	Pb (lb)	Zn (%)	Zn (lb)
Diamantillo	102,413	91	299,415	3.07	10,109	3.23	7,299,035	4.78	10,803,180
Diamantillo HW	4,580	55	8,048	4.68	689	2.69	271,419	0.48	48,045
Natividad	5,069	149	24,237	3.11	507	1.88	209,791	0.12	13,603
San Guillermo	37,167	37	43,631	4.63	5,528	1.82	1,489,581	2.64	2,166,572
Total Inferred	149,200	78	374,200	3.51	16,840	2.82	9,275,000	3.96	13,024,500

Notes:
1.	All Mineral Resource Estimates used an effective date of July 31, 2014 and all used a metal price outlook of $17.00/oz silver and $1,200/oz gold, and $0.95/lb lead.
2.	US$110 NSR Cut-off (includes only Au, Ag, and Pb values).
3.	Rock Density for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³.
4.	Estimated mill recoveries 85% silver, 88% gold, and 60% lead.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	Contained silver and gold in troy ounces.
8.	Minimum true width 1.5m.
9.	Silver Equivalent was calculated using an in-house calculator considering estimated recoveries, metal prices, and smelter terms.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was completed with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold assaying was completed with FAA313 technique, with over-limits (10g/t) completed by FAG323. Where necessary lead, zinc, copper, arsenic and antimony assays were completed using atomic absorption spectroscopy.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Mineral Resource Estimates under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert Archer

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President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos
Director Investor Relations
Toll free:   1 888 355 1766
Tel:          +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com